Exhibit 99.6

Vertical Aerospace Finalises Investment Agreement

•        Mudrick Capital Management enters into investment agreement to commit up to $50 million of new funding and converts $130 million debt into equity at fixed conversion price

•        Shareholder support paves way for funding round expected to close in Q1 2025

London, UK; New York, USA – 23 December 2024

Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering electric aviation, has entered into definitive documents and received shareholder approval for a transaction that includes up to $50 million in new committed funding.

Today’s announcement marks the significant advancement of the agreement in principle, announced in November, aimed at strengthening Vertical’s balance sheet by approximately $180 million and accelerating the Company’s Flightpath 2030 strategy.

Stuart Simpson, CEO at Vertical, said:

“Ending this momentous year with a finalised funding commitment and strong shareholder backing is a tremendous milestone. This moment sets us up perfectly for our biggest year yet - with new investment, piloted testing progress and major technological developments all on the cards.”

Jason Mudrick, Founder and Chief Investment Officer at Mudrick Capital Management, said:

“Vertical is revolutionizing how the world moves, and we are proud to play a pivotal role in positioning the company for success. We look forward to continuing to partner with Vertical’s exceptional team and contributing capital market and other expertise in helping to bring their groundbreaking product offering to reality.”

Today’s announcement includes:

•	Up to $50 million funding commitment by Mudrick Capital: on 20 December 2024, Mudrick Capital signed an investment agreement finalising its commitment of $25 million in upfront funding, and an additional $25 million backstop (as reduced by any amounts raised from third parties).

•	Balance sheet strengthening: on 23 December 2024, Mudrick Capital completed the conversion of $130 million of debt into equity at a conversion price of $2.75 per Ordinary Share and agreed to fix the conversion price for the remaining $130 million at $3.50 per Ordinary Share. This transaction substantially reduces Vertical’s debt and significantly deleverages the Company’s balance sheet, enhancing its financial position. Mudrick Capital has also agreed with the Company to extend the loan repayment date by two years to December 2028, providing further security through Vertical’s certification programme.

•	Shareholder support for new governance arrangements and increased authorised share capital: at an EGM held on 23 December 2024, Vertical’s shareholders voted in favour of certain amendments to the Company’s memorandum and articles of association. These include provisions to establish a majority of independent directors on the Board, to grant Mudrick Capital proportional director nomination rights based on its share ownership (when above 10%), and to increase the Company’s authorised share capital from $110,000 (representing 100 million ordinary shares and 10 million preferred shares) to $210,000 (representing 200 million ordinary shares and 10 million preferred shares).

Notes to Editors

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN Aerospace, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer. Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com

+44 7816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding completion of the committed funding from Mudrick Capital and use of proceeds therefrom, the sufficiency of the proceeds from the committed funding to meet the Company’s more immediate capital expenditure requirements, the Company’s satisfaction of all closing conditions to the committed funding, our ability and plans to raise additional capital to fund our operations, statements regarding the design and manufacture of the VX4, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, selection of suppliers, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, our plans to mitigate the risk that we are unable to continue as a going concern, our plans for capital expenditures, the expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any circumstances; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.